Exhibit 2.d

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of April 8, 2020, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Company”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its Series B shares and its American Depositary Shares (“ADSs”).

1.                  Description of Series B Shares.

The Company’s Series B shares are registered only in connection with the registration of the Company’s ADSs, pursuant to the requirements of the Securities and Exchange Commission, and are not for trading. The following description of the Company’s Series B shares is a summary and does not purport to be complete and is subject to and qualified in its entirety by the Company’s Amended and Restated Bylaws (the “Bylaws”), as adopted at the Extraordinary Shareholders’ Meeting held on April 27, 2007, and applicable Mexican law concerning companies, as amended from time to time. An English translation of the Bylaws, prepared for information purposes only, is incorporated by reference as Exhibit 1.1 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

A.                General.

The Company has Series B and Series BB shares in issue which are governed by the laws of Mexico and are registered with the Registro Nacional de Valores (Mexican Securities Registry), as required under the Mexican Ley del Mercado de Valores (Securities Market Law) and regulations issued by the Mexican Comision Nacional Bancaria y de Valores (Banking and Securities Commission, or CNBV). The Company’s publicly traded share capital consists of its Series B common shares without par value, which are publicly traded in Mexico on the Bolsa Mexicana de Valores, S.A.B. de C.V. under the ticker symbol “ASUR B.” As of December 31, 2019, there were 277,050,000 Series B shares and 22,950,000 Series BB shares outstanding, respectively.

B.                 Dividends.

Each Series B and Series BB share entitles its holder to equal rights with respect to dividends and distributions. At the Company’s annual ordinary general stockholders’ meeting, the Board of Directors submits to the stockholders for their approval the Company’s financial statements for the preceding fiscal year. Five percent of the Company’s net income (after statutory employee profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20.0% of the Company’s capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine, including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on both Series B shares and Series BB shares.

C.                 Voting Rights and Stockholders’ Meetings.

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of the Company’s stockholders. Holders of Series BB shares are entitled to elect two members of the Board of Directors and holders of Series B shares are entitled to name the remaining members of the Board of Directors. The Bylaws provide that the Board of Directors will have such odd number of members as determined by the stockholders’ meeting, which number shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Ley del Mercado de Valores (Mexican Securities Market Law). Currently, the Board of Directors consists of nine members.

Under Mexican law and the Bylaws, the Company may hold three types of stockholders’ meetings: ordinary, extraordinary and special. Ordinary stockholders’ meetings are those called to discuss any issue not reserved for extraordinary stockholders’ meeting. An annual ordinary stockholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on the Company’s financial statements, the appointment of members of the Board and the determination of compensation for members of the Board. In addition, the ordinary stockholders’ meeting shall meet for the approval of any transaction representing the equivalent of 20.0% or more of the consolidated assets of the Company.

Extraordinary stockholders’ meetings are those called to consider any of the following matters:

•	extension of the Company’s duration or voluntary dissolution,

•	an increase or decrease in the Company’s minimum fixed capital,

•	change in corporate purpose or nationality,

•	any transformation, merger or spin-off involving the Company,

•	any stock redemption or issuance of preferred stock or bonds,

•	the cancellation of the listing of the Company’s shares with the National Registry of Securities or on any stock exchange,

•	amendments to the Company’s Bylaws, and

•	any other matters for which applicable Mexican law or the Bylaws specifically require an extraordinary meeting.

Special stockholders’ meetings are those called and held by stockholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

Stockholders’ meetings are required to be held in the Company’s corporate domicile, which is Mexico City. Calls for stockholders’ meetings must be made by the Chairman, the Secretary or any two members of the Board of Directors. Any stockholder or group of stockholders representing at least 10.0% of the Company’s capital stock has the right to request that the Board of Directors call a stockholders’ meeting to discuss the matters indicated in the relevant request. If the Board of Directors fails to call a meeting within 15 calendar days following receipt of the request, the stockholder or group of stockholders representing at least 10.0% of the Company’s capital stock may request that the call be made by a competent court.

Calls for stockholders’ meetings must be published in the official gazette of the federation or in one newspaper of general circulation in Mexico at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whomever makes them, provided that calls made by the Board of Directors must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors for that purpose. Stockholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing the Company’s capital are duly represented.

To be admitted to any stockholders’ meeting, stockholders must: (i) be registered in the Company’s share registry; and (ii) at least one business day prior to the commencement of the meeting submit (a) an admission ticket issued by the Company for that purpose, and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law. The share registry will be closed three days prior to the date of the meeting. Stockholders may be represented at any stockholders’ meeting by one or more attorneys-in-fact who may not be directors of ASUR. Representation at stockholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.

D.                Special Voting Rights of Series BB Shares.

Series BB shares are held by Inversiones y Tecnicas Aeroportuarias, S.A.P.I. de C.V. (“ITA”), the Company’s strategic partner. In addition to the right to elect two members of the Board of Directors, Series BB shares are entitled to certain special voting rights. For example, pursuant to the Bylaws, ITA is entitled to present the Board of Directors with the name or names of the candidates for appointment as chief executive officer, to remove the Company’s chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of the Board of Directors. The Bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of the Company’s stockholders) so long as its Series BB shares represent at least 7.65% of the Company’s capital stock.

E.                 Directors.

The Bylaws provide that the Board of Directors will have such odd number of members as determined by the shareholders’ meeting, which number shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Securities Market Law.

Each person (or group of persons acting together) holding 10.0% of the Company’s capital stock in the form of Series B shares is entitled to elect one director. The shareholders of Series BB shares will have the right to appoint two members and their respective alternates. The remaining positions on the Board of Directors will be filled based on the vote of all holders of Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10.0% of the Company’s capital stock. The candidates to be considered for election as directors by the Series B stockholders will be proposed to the stockholders’ meeting by the Nominations and Compensation Committee. All directors are elected based on a simple majority of the votes cast at the relevant stockholders’ meeting. The Bylaws do not currently require mandatory retirement of directors after they reach a certain age. The compensation of the Company’s directors is proposed by the Nominations and Compensation Committee to all of the Company’s stockholders at stockholders’ meetings for their approval.

The number of directors to be elected by the holders of Series B shares is to be determined based on the number of directors elected by persons holding Series B shares representing 10% (individually or as a group) of the Company’s capital stock and by the holders of the Series BB shares. If less than seven directors are elected by 10.0% stockholders exercising their right to elect one director and by the holders of the Series BB shares, the total number of directors to be elected by the Series B holders will be such number as is required to reach seven. If seven directors are elected by 10.0% stockholders exercising their right to elect one director and by the holders of the Series BB shares, the Series B stockholders will be entitled to elect two directors in addition to those elected by 10.0% stockholders. If more than seven directors are elected by 10.0% stockholders exercising their right to elect one director and the holders of the Series BB shares, the Series B stockholders will be entitled to elect one or two directors in addition to the directors elected by 10.0% stockholders (individually or as a group) (depending on which number will result in an odd number of directors).

F.                  Right of Withdrawal.

Any stockholder having voted against a resolution validly adopted at a meeting of the Company’s stockholders with respect to (i) a change in the Company’s corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving the Company in which the Company is not the surviving entity or the dilution of its capital stock by more than 10.0%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with the Company within 15 days following the holding of the relevant stockholders’ meeting. The redemption of the stockholders’ shares will be effected at the lower of (a) 95.0% of the average trading price determined on the closing prices of the Company’s shares over the last thirty days on which trading in the Company’s shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months (provided that in the event the number of days on which shares have been traded in the six month period is less than thirty, all days on which the shares were traded shall be taken into consideration in such determination), or (b) the book value of the shares in accordance with the Company’s most recent audited financial statements approved by the Company’s stockholders’ meeting. Pursuant to the Mexican Securities Market Law and the Bylaws, the Company’s stockholders have waived the right to redeem their variable capital contributions as provided in the Mexican Ley General de Sociedades Mercantiles (General Law of Business Corporations).

G.                Registration and Transfer.

The Company’s shares are registered with the Registro Nacional de Valores (Mexican Securities Registry), as required under the Mexican Ley del Mercado de Valores (Securities Market Law) and regulations issued by the Mexican Comision Nacional Bancaria y de Valores (Banking and Securities Commission, or CNBV). In the event that the registration of the Company’s shares with the Mexican Securities Registry is cancelled, the Company will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the public offer price shall be the higher of the weighted average trading price (based on volume) for the Company’s shares for the most recent thirty days on which the price of the shares has been quoted during the six months prior to the commencement of the public offer; provided that in the event the number of days on which shares have been quoted during such six-month period is less than thirty, the days on which the shares were quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the CNBV, the Mexican Stock Exchange and the Institutional Stock Exchange. Notwithstanding the foregoing, the Company may be exempted from making the public offer if (i) at least 95.0% of stockholders express their consent, (ii) the aggregate amount of the public offer is lower than 300,000 investment units (unidades de inversion or “UDIs”), and (iii) sufficient resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Any amendments to the foregoing provisions included in the Bylaws require the prior approval of the CNBV and approval by a resolution of an extraordinary stockholders’ meeting adopted by shares representing at least 95.0% of the Company’s outstanding capital stock.

Any offering that is undertaken in Mexico by the Company or any selling stockholder must either (i) comply with the public offering requirements set forth in the Mexican Securities Market Law and applicable rules and regulations issued by the CNBV or (ii) be carried out as a private placement pursuant to Article 8 of the Mexican Securities Market Law.

H.                Changes in Capital Stock.

Increases and reductions of the Company’s minimum fixed capital must be approved at an extraordinary stockholders’ meeting, subject to the provisions of the Bylaws and the Mexican General Law of Business Corporations. Increases or reductions of the variable capital must be approved at an ordinary stockholders’ meeting in compliance with the voting requirements of the Bylaws.

The Company may issue unsubscribed shares that will be kept in the treasury, to be subsequently subscribed by the investing public, provided that (i) the general extraordinary stockholders’ meeting approves the maximum amount of the capital increase and the conditions on which the corresponding placement of shares shall be made, (ii) the subscription of issued shares is made through a public offer after registration in the Mexican National Securities Registry, complying, in either case, with the provisions of the Mexican Securities Market Law and other applicable law and (iii) the amount of the subscribed and paid-in capital of the Company is announced when the Company makes the authorized capital increase public. The preferential subscription right provided under Article 132 of the Mexican General Law of Business Corporations is not applicable to capital increases through public offers of unsubscribed shares issued pursuant to Article 53 of the Mexican Securities Market Law or repurchased shares issued pursuant to Article 56 of the Mexican Securities Market Law.

The stockholders will have a preferential right to subscribe shares in the event of a capital increase, in proportion to the number of shares held by each at the time the increase is approved pursuant to the provisions of Article 132 of the General Law of Business Corporations, as established hereinafter, unless the subscription offer is made under the provisions of Article 53 or Article 56 of the Mexican Securities Market Law, or in the case of an issuance of shares kept in the Treasury for conversion of debentures in terms of Article 210 of the Mexican Ley General de Titulos y Operaciones de Credito (General Law of Negotiable Instruments and Credit Transactions).

The Company’s capital stock may be reduced by resolution of a stockholders’ meeting taken pursuant to the rules applicable to capital increases. The Company’s capital stock may also be reduced by repurchase of the Company’s own stock in accordance with the Mexican Securities Market Law. Shares of the Company’s capital stock belonging to the Company may not be represented or voted in stockholders’ meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered as outstanding for the purpose of determining the quorum and the votes in stockholders’ meetings.

I.                    Liquidation.

Upon the Company’s dissolution, one or more liquidators must be appointed at an extraordinary stockholders’ meeting to wind up the Company’s affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in any distribution in the same proportion that such shares have been paid at the time of the distribution.

J.                   Ownership Restrictions.

Holders of the Company’s shares are subject to the following restrictions:

•	subject to the tender offer procedures described below, holders of Series B shares, either individually or together with their related persons, will have no ownership limitation whatsoever with regard to the shares representing such series;

•	Series BB shares may represent no more than 15.0% of the Company’s outstanding capital stock; and

•	subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation.

Any amendment to the above provisions requires the vote of shares representing 85.0% of the Company’s capital stock.

•	no more than 5.0% of the Company’s outstanding capital stock may be owned by air carriers; and

•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of the Company’s capital stock.

Air carriers and their subsidiaries and affiliates are not permitted, directly or indirectly, to “control” ASUR or any of the Company’s subsidiary concession holders.

Under the Mexican Airport Law and the Mexican Foreign Investments Law, foreign persons may not directly or indirectly own more than 49.0% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments is obtained. The Company obtained this authorization in 1999 and as a consequence these restrictions do not apply to the Company’s Series B or Series BB shares.

The Company’s subsidiaries may not, directly or indirectly, invest in the Company’s shares or shares of any parent company of ASUR, unless such subsidiaries acquired the Company’s shares to comply with employee stock option or stock sale plans that are established, granted or designed in favor of the employees or officers of such subsidiaries or through investment companies (sociedades de inversion). The number of shares acquired for such purpose may not exceed 15.0% of the Company’s outstanding capital stock.

K.                Change of Control and Tender Offer Procedures.

Under the Bylaws and applicable Mexican law, any person or group that intends to acquire, directly or indirectly, ownership of 30.0% or more of the Company’s ordinary shares through one or more transactions must make the acquisition through a public offer in accordance with applicable law and the following provisions of the Bylaws:

•	The offer must include both of the Company’s series of shares, and the consideration offered per share must be the same, regardless of the class or type of share.

•	If the offeror intends to obtain control of the Company, the offer must be for 100.0% of the Company’s capital stock, and if the offer does not imply obtaining control, then the offer must be for at least 10.0% of the Company’s capital stock.

•	The offer must indicate the maximum number of shares it covers and, if applicable, the minimum number of shares on which the offer is conditioned.

•	The offer may not provide any consideration that implies a bonus or higher price to the amount of the offer in favor of any person or group of persons related to the offeree (not including agreements that have been approved by the Board of Directors of the Company, taking into account the opinion of the Company’s Auditing Committee, and have been disclosed to the investing public).

Such public offers will require prior approval from the majority of the members of the Board of Directors appointed for each one of the series of shares of the Company’s capital stock. In case the offeror intends to acquire control of the Company, the provisions of the Securities Market Law relative to shareholders’ meetings and shareholders’ rights, insofar as they do not conflict with the provisions of this section, will apply.

For the purposes of the above, the following rules and procedures will apply under Mexican law and the Bylaws:

•	The offeror must inform the Company, through the Board of Directors, of the terms and conditions of the offer it intends to make by sending a notice to the Board of Directors.

•	Immediately after it receives the notice, the Board of Directors must provide to the Mexican Stock Exchange a notice of applicable legal provisions, and make it available to all the Company’s shareholders.

•	The Board of Directors must prepare, considering the opinion of the Audit and Corporate Practices Committee, its opinion with regard to the price or consideration offered, any other terms and conditions of the offer and conflicts of interest, if any, that each member of the Board of Directors may have with respect to the offer. This opinion may include the opinion of an independent expert retained by the Board.

•	The Board of Directors will provide this opinion to the investing public through the Mexican Stock Exchange within three months after receipt of the offer notice, at the latest.

•	The members of the Board of Directors and the Company’s chief executive officer of the Company must disclose to the investing public, along with the opinions mentioned above, as applicable, the decision they will take in connection with their own shares.

•	If the Board approves the terms and conditions of any offer, the offeror must obtain prior authorization from the Ministry of Communications and Transportation for the “change of control” prior to the commencing the public offer. See “Item 4. Information on the Company—Mexican Regulatory Framework—Reporting, Information and Consent Requirements.”

o	For purposes of the preceding item exclusively, and in accordance with the provisions of Article 23 of the Mexican Airport Law, a person or group of persons shall be deemed to have control when it owns 35.0% or more of the capital stock of the Company, has control of the general shareholders’ meetings, or is able to appoint the majority of the members in charge of management or otherwise control the Company.

•	If the holders of the Series BB shares express their interest in accepting an offer (which does not imply any obligation on their part to participate in such offer), the launching of the offer shall be conditioned upon obtaining prior authorizations from the Ministry of Communications and Transportation, including those relating to the transfer of the Series BB shares and the replacement of ITA in its capacity as strategic partner under the technical assistance agreement.

•	If the Board approves the terms and conditions of an offer, the offeror must complete the other acts that are necessary for the purpose of carrying out the offer. That includes, among other things, obtaining the authorization of the Ministry of Communications and Transportation, as well as providing the notifications required by applicable law.

2.                  Description of American Depositary Shares.

A.                General.

Pursuant to the Company’s form F-1 filed with the SEC on September 7, 2000 (Commission file No. 333-12486), the Company registered ADSs which are represented by American Depositary Receipts (“ADRs”) in a sponsored facility. The deposit agreement, dated as of September 28, 2000, is among the Company, The Bank of New York Mellon, as ADR depositary, (the “Bank of New York” or the “Depositary”) and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). Copies of the Deposit Agreement are also on file at the Depositary’s corporate trust office and the office of the Mexican custodian for the Depositary, S.D. Indeval, Instituto para el Depósito de Valores, S.A. de C.V. They are open to inspection by owners and holders during business hours. The Depositary’s corporate trust office is located at 101 Barclay Street, New York, New York 10286.

The Bank of New York registers and delivers ADSs. Each ADS represents 10 Series B shares (or a right to receive 10 Series B shares). Each ADS will also represent any other securities, cash or other property which may be held by the Depositary.

ADS holders may hold ADSs either (A) directly by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in their name, or (B) indirectly by holding a security entitlement in ADSs through their broker or other financial institution. An ADS holder who holds ADSs directly is a registered ADS holder, also referred to as an ADS holder (“ADS Holder”, and collectively “ADS Holders”). An ADS holder who holds their ADSs indirectly, must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this exhibit. ADS holders who hold their ADSs indirectly should consult with their broker or financial institution to find out what those procedures are.

The Depositary will be the holder of the Series B shares underlying an ADS Holder’s ADSs. As a registered holder of ADSs, an ADS Holder will have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs. The Company will not treat an ADS Holder as one of its stockholders and an ADS Holder will not have stockholder rights. Mexican law governs stockholder rights.

B.                 Dividends and Other Distributions.

The Depositary has agreed to pay ADS Holders the cash dividends or other distributions it or the custodian receives on Series B shares or other deposited securities, after deducting its fees and expenses. An ADS Holder will receive these distributions in proportion to the number of Series B shares their ADSs represent.

•	Cash. The Depositary will convert any cash dividend or other cash distribution the Company pays on the Series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to the extent permissible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and will not be liable for any interest.

Before making a distribution, the Depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, an ADS Holder may lose some or all of the value of the distribution.

•	Shares. The Depositary may distribute additional ADSs representing any shares the Company distributes as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will try to sell shares that would require it to deliver fractions of ADSs and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If the Company offers holders of its securities any rights to subscribe for additional shares or any other rights, the Depositary may, after consultation with the Company, make these rights available to ADS Holders (including by any means of warrants or otherwise, if the Depositary determines it is feasible and lawful to do so) or sell the rights and distribute the proceeds in the same way as it does with cash.

The Depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act or are registered under the provisions of the Securities Act.

•	Other Distributions. The Depositary will send to an ADS Holder anything else the Company distributes on deposited securities, in proportion to the number of ADSs an ADS Holder holds, by any means the Company deems equitable and practicable; provided, however, if the Company determines the distribution cannot be made proportionately among the holders, or if the distribution is otherwise not feasible, the Depositary may adopt such method as it may deem equitable and practicable, including the sale of such property and the distribution of the net proceeds thereof in the same manner as cash distributions.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders provided that the Depositary has not acted negligently or in bad faith.

C.                 Deposit and Withdrawal.

The Depositary will deliver ADSs upon the deposit of Series B shares with the custodian, subject to an ADS Holder’s delivery to the Depositary or the custodian of any certificates required under the Deposit Agreement and payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. The Depositary will register the appropriate number of ADSs in the names the ADS Holder requests.

D.                Voting Rights.

An ADS Holder will not be entitled to attend stockholder’s meetings, but it may instruct the Depositary to vote the Series B shares underlying their ADSs. If the Company asks for an ADS Holder’s instructions, the Depositary will notify the ADS Holder of the upcoming vote and arrange to deliver the Company’s voting materials to the ADS Holder. The materials will describe the matters to be voted on and explain how an ADS Holder may instruct the Depositary to vote the Series B shares or other deposited securities underlying the ADS Holder’s ADSs as it directs by a specified date.

If the Depositary does not receive voting instructions from the ADS Holder by the specified date, it will consider the ADS Holder to have authorized and directed it to vote the number of deposited securities represented by the ADS Holder’s ADSs on any question in the same proportion that all other shares of capital stock of the Company are voted on such question at the relevant stockholders’ meeting.

The Company cannot assure an ADS Holder that it will receive the voting materials in time to ensure that it can instruct the Depositary to vote their Series B shares. This means that an ADS Holder may not be able to exercise their right to vote and there may be nothing it can do if their Series B shares are not voted as it requested.

E.                 Payment of Taxes.

ADS Holders will be responsible for any taxes or other governmental charges payable on ADSs or on the deposited securities represented by any ADSs. The Depositary may refuse to register any transfer of ADSs or allow withdrawal of the deposited securities represented by ADSs until such taxes or other charges are paid. It may apply payments owed to ADS Holders or sell deposited securities represented by an ADS Holder’s ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

F.                  Reclassifications, Recapitalizations and Mergers

Upon any change in par value, split-up, consolidation or any other reclassification or deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which the Company is a party, any securities received by the Depositary or custodian in exchange for or in conversion of such securities will be treated as additional securities, and the underlying ADSs will represent, in addition to the Series B shares underlying the ADSs, the right to receive such new securities in exchange for conversion, unless, at the Company’s request and with the Company’s approval, the Depositary delivers additional ADRs.

G.                Amendment and Termination

The Company may agree with the Depositary to amend the Deposit Agreement and the ADSs without the ADS Holder’s consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges, or prejudices a substantial right of ADS Holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS Holders of the amendment. At the time an amendment becomes effective, an ADS Holder is considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the Deposit Agreement as amended.

The Depositary will terminate the Deposit Agreement if the Company asks it to do so. The Depositary may also terminate the Deposit Agreement if the Depositary has told the Company that it would like to resign and the Company has not appointed a new depositary bank within 90 days. In either case, the Depositary must notify an ADS Holder at least 30 days before termination.

After termination, the Depositary and its agents will do the following under the Deposit Agreement but nothing else: (a) collect distributions on the deposited securities, (b) sell rights and other property and (c) deliver Series B shares, dividends and other distributions, proceeds of any sale and other deposited securities upon surrender of ADSs. Two years or more after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination the Company’s only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that the Company agreed to pay.

H.                Limitations on Obligations and Liability

The Deposit Agreement expressly limits the Company’s obligations and the obligations of the Depositary. It also limits the Company’s liability and the liability of the Depositary. Each of the Company and the Depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement with good faith using reasonable efforts;

•	are not liable if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the Deposit Agreement;

•	are not liable if it exercises discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement unless it receives an indemnity satisfactory to it; and

•	may rely upon any advice or information from any person it believes in good faith to be competent to give such advice or information.

In the Deposit Agreement, the Company agrees to indemnify the Depositary for acting as depositary, except for losses caused by the Depositary’s own negligence or bad faith, and the Depositary agrees to indemnify the Company for losses resulting from its negligence or bad faith.

I.                    Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares or other property, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Series B shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the Depositary or the Company’s transfer books are closed or at any time if the Depositary or the Company thinks it advisable to do so.

J.                   An ADS Holder’s Right to Receive the Series B Shares Underlying their ADSs

An ADS Holder has the right to withdraw the Series B shares underlying their ADSs at any time except:

•	when the Depositary has closed its transfer books or the Company has closed its transfer books;

•	when the ADS Holder owes money to pay fees, taxes and similar charges; or

•	when it is deemed necessary or advisable by the Company or the Depositary, for any reason, at any time, to prohibit withdrawals in order to comply with any laws, governmental regulations or requirements of any securities exchange that apply to ADSs or to the withdrawal of Series B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.